EX-99.p.3

     CODE OF ETHICS
Lincoln Financial Distributors, Inc.

CREDO

It is the duty of all Lincoln Financial Distributors, Inc. (“LFD”) employees who act as solicitors for Delaware Investments’ Family of Funds or Optimum Funds (“Fund” or “Funds”) to conduct themselves with integrity and at all times. These employees are also registered representatives of LFD who must comply with the applicable laws, regulations, rules and also policies established by LFD.

In the interest of this Credo, all personal transactions will be conducted consistent with the Code of Ethics and in such a manner as to avoid any actual or potential conflict of interest or any abuse of an individual’s position of trust and responsibility. The fundamental standard of this Code is that personnel should not take any inappropriate advantage of their position.

Standards of Conduct and Compliance with Laws

Pursuant to Rule 204A-1 under the Advisers Act it is unlawful for any investment adviser including any LFD employees who act as solicitors for the Funds, thereof, to:

1.	Employ any device, scheme or artifice to defraud the Funds;

2.	Make any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances in which they are made, not misleading;

3.	Engage in any act, practice or course of business that operates or would operate as a fraud or deceit; or

4.	Engage in any manipulative practice.

Prohibited Activities

The following restrictions apply to LFD employees including employees who act as solicitors for the Funds:

  Insider Trading

Insider trading is a prohibited practice of trading in securities based on material nonpublic information. All LFD employees are prohibited from trading, either personally or on behalf of others (including family), on material nonpublic information or from communicating material nonpublic information to others. These individuals are also prohibited from giving advice based on inside information.

  Use of Unapproved Advertisements and Sales Materials

All advertisements and sales materials which will be used with a prospect or client of the financial intermediaries must be approved by Compliance prior to use.

  Mutual Fund Late Trading and Market Timing Abuses
  Late trading is illegal under SEC Rules because late trading would permit a purchase or redemption order received after 4:00 p.m. to receive the share price calculated as of 4:00 p.m. that same day.

  Market timing, while not illegal, harms fund investors; therefore, market timing is strongly discouraged. If the Funds have rules restricting market timing, those rules must be strictly followed and enforced by LFD.

  The Board of Trustees of the Optimum Funds and the Board of Directors/Trustees of the Delaware Investments Family of Funds (“the Boards”) adopted policies and procedures designed to detect, deter and prevent trading activity detrimental to the Funds and their shareholders, such as market timing. The Funds discourage market timing and purchase orders by shareholders identified as market timers may be rejected. All Mutual Funds advised or sub-advised by Delaware Investments, Inc. are subject to the 60-day holding period before selling shares of the Funds at a profit. Closing positions at a loss is not prohibited.

  All LFD employees who act as solicitors for the Funds are prohibited from engaging in selective sharing or disclosure of any Fund portfolio holdings information in a manner inconsistent with the written policy regarding the dissemination of portfolio holdings information for the Delaware Investments Family of Funds.

  All LFD employees who act as solicitors for the Funds are prohibited from using Fund information for their own personal gain or for any clients of the firm.
  Selling Away

A registered representative must obtain written approval from LFD Compliance prior to participating in any private securities transaction; such activity may result in selling away which is prohibited. A private securities transaction is any securities transaction that is executed outside, or away from the supervision of LFD. The definition includes money-raising activities, offerings involving a limited number of purchases or sales, issuing promissory notes, purchase of private placement and multi-level marketing programs.

  Purchase of Initial Public Offerings

A registered representative, or any immediate family member, or other person materially supported by the registered representative, may not purchase a new issue in any account in which the representative/family member has a beneficial interest. A registered representative may purchase securities in the secondary market subsequent to an initial public offering.

  Engage In Prohibited Sales and Marketing Practices

Certain sales practices are specifically prohibited by various Federal and State laws, and the NAIC Model Unfair Trade Practices Act, which has been adopted by many states. Among the sale practices that registered representatives should not engage in include:

  Churning

  Twisting

  Switching

  Arranging for credit

  Bashing

  Deceptive Practices

  Fraud

  High Pressure Tactics

  Rebating

  Unfair Trade Practices

A comprehensive list of policies and procedures are included in the LFD Compliance Manual.

  Sanctions for Violations of Prohibited Activities

Engaging in any of the Prohibited Activities may subject an individual to sanction including a fine, suspension or termination.

Protection of Lincoln Client Nonpublic Information

LFD only allows access to Lincoln client non-public information to those individuals who need to know it in order to provide products or services, or perform services on LFD’s behalf. Individuals who have access to Lincoln client non-public information must keep such information strictly confidential. Employees must prevent disclosure of client nonpublic information to individuals who do not need the information to perform their duties.

Required Reports

The following are reports are required to be made by all LFD employees including employees who act as solicitors for the Funds:

  Disclose outside brokerage accounts at employment and at the time of opening any new accounts.

  Direct their brokers to supply to LFD Compliance, on a timely basis, duplicate copies of all confirmations and statements for all securities accounts.

  Annually certify that they have read the Code of Ethics and any amendments, and fully comply with this Code of Ethics.

Reporting Violations

The supervisory principals and managers shall report to the LFD Chief Compliance Officer (the “CCO”) any apparent violations of the prohibitions or reporting requirements contained in this Code of Ethics. The CCO will review the reports made and determine whether or not the Code of Ethics has been violated and shall determine what sanctions, if any, should be imposed in addition to any that may already have been imposed.

The CCO will advise the Boards of any issues arising under the Code of Ethics, including, but not limited to, information about material violations of the Code of Ethics and sanctions imposed in response to the material violations.

Recordkeeping

LFD must keep copies of:

  LFD’s Code of Ethics

  Records of violations of the Code and actions taken as a result of the violations

  Records acknowledging all associated persons’ written acknowledgment of LFD’s Code of Ethics